POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended April 30, 2014

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	April 30,	January 31,
	2014	2014

ASSETS

Current
Cash and cash equivalents	$23,587	$32,790
Amounts receivable	115	1,420
Prepaid expenses	1,300	1,195
	25,002	35,405
Non-Current
Mineral Property, Plant and Equipment (Notes 3 and 4)	254,841	246,028
Wetland Credit Intangible (Note 5)	6,192	6,092
Total Assets	$286,035	$287,525

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,233	$3,806
Convertible debt (Note 9)	-	31,967
Environmental rehabilitation provision (Note 6)	1,504	1,504
	3,737	37,277
Non-Current
Long term debt (Note 7)	4,358	4,276
Convertible debt (Notes 8 and 9)	32,333	-
Environmental rehabilitation provision (Note 6)	50,548	49,640

Total Liabilities	90,976	91,193

SHAREHOLDERS’ EQUITY
Share Capital (Note 10)	240,491	240,330
Share Premium	3,007	3,007
Equity Reserves	49,893	49,543
Deficit	(98,332)	(96,548)

Total Shareholders’ Equity	195,059	196,332

Total Liabilities and Shareholders’ Equity	$286,035	$287,525

Nature of Business (Note 1)
Commitments and Contingencies (Note 14)

ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ Jonathan Cherry	, Director	/S/ William Murray	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for number of shares and loss per share

	Three months ended April 30
	2014	2013

General and Administrative
Salaries and benefits	$299	$276
Share-based compensation (Note 10)	149	184
Director fees and expenses	73	71
Professional fees	147	173
Filing and regulatory fees	56	39
Investor and public relations	462	423
Travel	95	58
Rent and other office expenses	55	42
Insurance	47	35
Amortization	8	6
	1,391	1,307

Other Expenses (Income)
Finance costs (Note 11)	410	364
Loss on foreign exchange	-	5
Rental income	(17)	(16)
	393	353

Loss for the period	1,784	1,660

Basic and Diluted Loss per Share	$(0.01)	$(0.01)

Weighted Average Number of Shares	275,592,892	183,252,339

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for number of shares

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in		Warrants and	Accumulated	Total		Total
	Issued	Share	Share	Share-based	Other	Equity		Shareholders'
	Shares	Capital	Premium	Payments	Comp Loss	Reserves	Deficit	Equity
Balance - January 31, 2013	183,250,082	$181,215	$3,007	$47,161	$(55)	$47,106	$(88,416)	$142,912
Loss and comprehensive loss for the period	-	-	-	-	-	-	(1,660)	(1,660)
Land purchase options	22,322	25	-	-	-	-	-	25
Share-based compensation	-	-	-	182	-	182	-	182
Bonus Share cost amortization	-	-	-	314	-	314	-	314
Balance - April 30, 2013	183,272,404	$181,240	$3,007	$47,657	$(55)	$47,602	$(90,076)	$141,773

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in		Warrants and	Accumulated	Total		Total
	Issued	Share	Share	Share-based	Other	Equity		Shareholders'
	Shares	Capital	Premium	Payments	Comp Loss	Reserves	Deficit	Equity
Balance - January 31, 2014	275,575,392	$240,330	$3,007	$49,543	$-	$49,543	$(96,548)	$196,332
Loss and comprehensive loss for the period	-	-	-	-	-	-	(1,784)	(1,784)
Exercise of share options	75,000	81	-	-	-	-	-	81
Fair value transfer on exercise of share options	-	80	-	(80)	-	(80)	-	-
Share-based compensation (Note 10)	-	-	-	287	-	287	-	287
Bonus Share cost amortization (Note 10)	-	-	-	143	-	143	-	143
Balance - April 30, 2014	275,650,392	$240,491	$3,007	$49,893	$-	$49,893	$(98,332)	$195,059

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended April 30
	2014	2013

Operating Activities
Loss for the period	$(1,784)	$(1,660)
Items not involving cash
Amortization	8	6
Accretion of environmental rehabilitation provision (Note 6)	428	373
Share-based compensation (Note 10)	149	234
Unrealized foreign exchange loss (gain)	(4)	2
Changes in non-cash working capital
Amounts receivable	1,305	(143)
Prepaid expenses	(105)	(637)
Accounts payable and accrued liabilities	(1,069)	(2,240)
Net cash used in operating activities	(1,072)	(4,065)

Financing Activities
Proceeds from share issuance, net of costs (Note 10)	81	-
Debenture funding (Note 8)	-	20,000
Net cash provided by financing activities	81	20,000

Investing Activities
Purchase of property, plant and equipment (Note 4)	(8,116)	(4,855)
Capitalized interest and fees paid (Note 8)	-	(57)
Purchase of Wetland Credit Intangible (Note 5)	(100)	-
Net cash used in investing activities	(8,216)	(4,912)

Net Increase (Decrease) in Cash and Cash Equivalents	(9,207)	11,023
Effect of foreign exchange on Cash and Cash Equivalents	4	(2)
Cash and Cash Equivalents - beginning of period	32,790	8,088
Cash and Cash Equivalents - end of period	$23,587	$19,109

Supplemental Disclosure with Respect to Statement of Cash Flows (Note 12)

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

1.	Nature of Business

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on June 10, 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a large processing facility located approximately six miles from the ore body. The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to complete the environmental review and obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the exploration and development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study prepared by Bateman Engineering Pty Ltd and NorthMet moved from the exploration stage to the development stage. An updated Technical Report under NI 43-101 was filed in January 2013.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively. The executive office of Poly Met Mining, Inc. (“PolyMet US”), the Company’s wholly-owned subsidiary, is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

2.	Summary of Significant Accounting Policies

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended January 31, 2014, except as outlined in Note 2c below. These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2014. These condensed interim consolidated financial statements were approved by the Board of Directors on June 10, 2014.

b) Basis of Consolidation and Presentation

The condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Inter-company balances and transactions have been eliminated on consolidation.

The condensed interim consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets classified as available-for-sale. All dollar amounts presented are in United States (“US”) dollars unless otherwise specified.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

2.	Summary of Significant Accounting Policies - Continued

c) Adoption of New or Amended IFRS

On February 1, 2014, the Company adopted the following new or amended accounting standards that were previously issued by the IASB, which did not have a significant impact on the Company’s consolidated financial statements.

IFRIC 21 – Levies

IFRIC 21 is an interpretation of IAS 37 and addresses the accounting for an obligation to pay a levy that is not an income tax. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

d) Future Accounting Changes

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 9 – Financial instruments - classification and measurement

The IASB has suspended the originally planned effective date of January 1, 2015 for IFRS 9. The IASB issued IFRS 9 as the first step in its project to replace IAS 39: Financial Instruments – recognition and measurement. The Company will commence assessing the impact of this new standard upon the announcement of its new effective date.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The initial term of the renewable lease was 20 years and called for total lease payments of $1.475 million. The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to April 30, 2014. The next payment is due in January 2015.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of $2.225 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increases to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid or accrued to April 30, 2014. The next payment is due in November 2014.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return that we receive. The Company’s recovery of $0.069 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine upon receiving the required permits. PolyMet has proposed to acquire surface rights through a land exchange with the United States Forest Service (Note 7).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

		Other fixed
Net Book Value	NorthMet	assets	Total
Balance at January 31, 2014	$245,880	$148	$246,028
Additions	8,171	-	8,171
Changes to environmental rehabilitation provision (Note 6)	650	-	650
Amortization	-	(8)	(8)
Balance at April 30, 2014	$254,701	$140	$254,841

	April 30,	January 31,
NorthMet	2014	2014
Mineral property acquisition and interest costs	$46,754	$46,334
Mine plan and development	38,707	38,065
Environmental	66,957	61,866
Consulting and wages	36,127	34,630
Environmental rehabilitation	49,650	49,000
Site activities	15,557	15,036
Mine equipment	949	949

Total	$254,701	$245,880

Erie Plant, Minnesota, U.S.A.

In October 2003, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”). The Company exercised this option on November 15, 2005 under the Asset Purchase Agreement with Cliffs (“Cliffs I”).

On December 20, 2006, the Company closed a transaction (“Cliffs II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The cost of acquisition of the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

The Company assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases (Note 6). These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the Company’s obligations will be direct with the governing bodies.

During the three months ended April 30, 2014, the Company capitalized 100% of borrowing costs on long-term (Note 7) and convertible debt (Note 9) in the amount of $0.448 million (April 30, 2013 - $0.520 million) as part of the cost of NorthMet assets. As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to April 30, 2014.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

5.	Wetland Credit Intangible

Details of Wetland Credit Intangibles are as follows:

	April 30,	January 31,
	2014	2014
Wetland Credit Intangible – Exercised options	$1,579	$1,579
Wetland Credit Intangible – Unexercised options	4,613	4,513
	$6,192	$6,092

On March 9, 2012, the Company acquired a secured interest in land (“AG Land”) owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) and the Company consented on September 7, 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. The Company plans to use the wetland credits to offset wetlands disturbed during construction and operation of NorthMet. The Company holds a first mortgage on the AG Land, which will be proportionately released as wetland credits are transferred to the Company. The Company has the option to exercise five separate phases of wetland credit development. Any option not exercised by February 28, 2017 will expire and the remaining mortgage, if any, will be released. As at April 30, 2014, the Company had exercised the option on phase 1. Upon completion of phase 1 construction, 371,854 common shares paid as part of the initial consideration will be released from escrow.

As part of the initial consideration, AG holds warrants to purchase 1,249,315 common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet shares is equal to or greater than $3.00 and PolyMet provides notice to AG that it has received permits necessary to start construction of the NorthMet Project. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

Performance payments for ongoing maintenance totaling $0.68 million will be due over the seven years following construction completion of phase 1. Performance payments for construction completion and ongoing maintenance totaling $1.063 million per phase of phase 2 through 5 will only be incurred if and when the Company exercises its option on those phases and will be due over the seven years following exercise of each phase. The Company is also required to make annual payments of $0.025 million per unexercised phase which is applied towards future performance payments. If wetland credits are issued by the proper governmental authorities before the seven-year anniversary of exercise of each phase, any unpaid amounts are due upon issuance of the wetland credits.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	Three months ended	Year ended
	April 30, 2014	January 31, 2014
Environmental Rehabilitation Provision – beginning of period	$51,144	$53,488
Change in estimated liability	-	2,430
Liabilities discharged	(170)	(1,515)
Accretion expense	428	1,521
Change in risk-free interest rate	650	(4,780)
Environmental Rehabilitation Provision – end of period	52,052	51,144
Less current portion	(1,504)	(1,504)

Non-current portion	$50,548	$49,640

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability related to final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies. The Company’s provisions for future site closure and reclamation costs are based upon existing reclamation requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required both short and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communication provides clarification to the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision. This resulted in a $2.4 million increase to the provision during the year ended January 31, 2014.

The Company’s best estimate of the environmental rehabilitation provision at April 30, 2014 was $52.1 million (January 31, 2014 - $51.1 million) based on estimated cash flows required to settle this obligation in present day costs of $27.2 million (January 31, 2014 - $27.3 million) for Cliffs I and $33.0 million (January 31, 2014 - $33.1 million) for Cliffs II, an annual inflation rate of 2.00% (January 31, 2014 – 2.00%) and a risk-free interest rate of 3.22% (January 31, 2014 – 3.35%) . Payments are expected to occur over a period of approximately 34 years.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

7.	Long Term Debt

Details of Long Term Debt are as follows:

	Three months
	ended	Year ended
	April 30,	January 31,
	2014	2014
Long Term Debt – beginning of period	$4,276	$3,950
Accretion and capitalized interest	82	326
Long Term Debt – end of period	4,358	4,276
Less current portion	-	-

Non-current portion	$4,358	$4,276

On June 30, 2011, the Company closed a $4.0 million loan from Iron Range Resources & Rehabilitation Board ("IRRRB"), a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of the proposed land exchange with the U.S. Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS (not expected to occur within 12 months from April 30, 2014). The Company has issued warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share at any time until the earlier of June 30, 2016 and one year after permits are received (“IRRRB Warrants”). All long term debt borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2014.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

8.	Glencore Financing

Since October 31, 2008 the Company and Glencore have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production. As part of the 2013 financing agreement, PolyMet and Glencore entered into a Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis) Glencore shall have the right, but not obligation to designate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board. PolyMet previously appointed a senior member of Glencore's technical team to PolyMet's Technical Steering Committee.

The financing agreements comprise $25.0 million initial principal Series A-D debentures in calendar 2008 drawn in four tranches (Note 9), $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches, $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches (the “2010 Agreement”), $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche (the “2011 Agreement”), and $20.960 million purchase of PolyMet common shares in the Rights Offering (the “2013 Agreement”). As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current ownership and ownership rights of PolyMet comprises:

•	78,724,821 shares representing 28.6% of PolyMet's issued shares;

•

$25.0 million initial principal floating rate secured debentures due September 30, 2015 (Note 9). Including capitalized and accrued interest as at April 30, 2014, these debentures are exchangeable at $1.2920 per share into 25,024,575 common shares of PolyMet upon PolyMet giving Glencore ten days’ notice that it has received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore (“Early Maturity Event”) or are repayable on September 30, 2015. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions; and

•

Glencore holds warrants to purchase 6,458,001 million common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and occurrence of the Early Maturity Event. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 110,207,397 common shares of PolyMet, representing 35.9% on a partially diluted basis, that is, if no other options or warrants were exercised or 33.6% on a fully diluted basis.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

8.	Glencore Financing - Continued

2013 Agreement

On April 10, 2013, the Company amended its previous financing arrangement and issued a new Tranche E debenture (“2013 Debenture”) with the principal amount of $20.0 million to Glencore and Glencore agreed to a Standby Purchase Agreement (“Standby”) related to the $60.480 million Rights Offering by the Company (Note 10). Under the Standby, Glencore agreed to purchase any common shares offered under the Rights Offering that were not subscribed for by holders of the rights, subject to certain conditions and limitations. The 2013 Debenture carried a fixed interest rate of 4.721% per annum payable in cash monthly and matured on the earlier of (i) closing of the Rights Offering by the Company or (ii) May 1, 2014. The Company provided security by way of a guarantee and by the assets of the Company and its wholly-owned subsidiary. The sale of the 2013 Debenture was consummated on April 11, 2013. The Company accounted for the 2013 Debenture issued initially at fair value and subsequently at its amortized cost. Transaction costs for the financing were $0.103 million. The 2013 Debenture was repaid upon the closing of the Rights Offering on July 5, 2013. All debt borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2014.

Glencore purchased PolyMet common shares for $20.960 million in the Rights Offering (Note 10), which closed on July 5, 2013.

2014 Agreement

On April 25, 2014, the Company amended its previous financing arrangement and extended the term of the Series A-D Debentures and the expiration date of the associated Exchange Warrants to the earlier of the Early Maturity Event or September 30, 2015. All other terms of both the debentures and the warrants described above are unchanged. Other than reclassification from short term to long term, the extension did not impact the financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

9.	Convertible Debt

Details of Convertible Debt are as follows:

	Three months
	ended	Year ended
	April 30,	January 31,
	2014	2014
Convertible Debt – beginning of period	$31,967	$30,508
Accretion and capitalized interest	366	1,459
Convertible Debt – end of period	32,333	31,967
Less current portion	-	31,967

Non-current portion	$32,333	$-

On October 31, 2008, the Company issued $25.0 million of Debentures to Glencore that bear interest at 12-month US dollar LIBOR plus 4%, compounded quarterly. Interest is payable in cash or by increasing the principal amount of the Debentures, at Glencore’s option. At April 30, 2014, $7.333 million (January 31, 2014 - $6.967 million) of interest had been added to the principal amount of the debt since inception. The Company has provided security on the Debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the Debentures is the earlier of (i) the Early Maturity Event (see note 8), and (ii) September 30, 2015, on which date all principal and interest accrued to such date will be due and payable. Upon occurrence of the Early Maturity Event and at the Company’s option, the initial principal and capitalized interest are exchangeable into common shares of PolyMet at $1.2920 per share. Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms. All convertible debt borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2014.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

10.	Share Capital

	a)	Share Issuances for Cash

On May 24, 2013, the Company filed the final prospectus for an offering of rights ("Rights") to holders of common shares of the Company (the "Rights Offering"). Every shareholder received one Right for each common share owned on June 4, 2013, the Record Date, and two Rights entitled the holder to acquire one new common share of the Company at $0.66 per share.

Upon the closing of the Rights Offering on July 5, 2013, the Company issued a total of 91,636,202 common shares for gross proceeds of $60.480 million. Expenses and fees relating to the Rights Offering were $2.108 million, including the $1.061 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital. The closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.

During the three months ended April 30, 2014 the Company issued 75,000 shares (April 30, 2013 – nil) pursuant to the exercise of share options for total proceeds of $0.081 million (April 30, 2013 - $nil).

	b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 10, 2012. The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the three months ended April 30, 2014, the Company recorded $0.287 million for share- based compensation (April 30, 2013 - $0.314 million) with $0.149 million expensed to share- based compensation (April 30, 2013 - $0.234 million) and $0.138 million capitalized to mineral property, plant and equipment (April 30, 2013 - $0.080 million). The offsetting entries were to warrants and share-based payment reserve. Total share-based compensation for the period comprised $0.084 million for amortization of share options (April 30, 2013 - $0.216 million) and $0.203 million for amortization of restricted shares (April 30, 2013 - $0.098 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

10.	Share Capital - Continued

c)	Share Options

Details of share options are as follows:

	Three months ended		Year ended
	April 30, 2014		January 31, 2014
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price	Number of	Price
	Options	(US$)	Options	(US$)
Outstanding – beginning of period	18,659,000	1.41	14,920,000	1.94
Granted	-	-	4,639,000	0.97
Exercised	(75,000)	1.08	-	-
Expired	-	-	(750,000)	2.60
Forfeited	-	-	(150,000)	2.75
Anti-dilution price adjustment	-	-	-	(0.26)
Outstanding – end of period	18,584,000	1.42	18,659,000	1.41

The fair value of share options granted was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Three months ended	Year ended
	April 30,	January 31,
	2014	2014
Risk-free interest rate	N/A	0.23% to 0.44%
Expected dividend yield	N/A	Nil
Expected forfeiture rate	N/A	Nil
Expected volatility	N/A	76.04% to 90.43%
Expected life in years	N/A	1.62 to 2.00
Weighted average fair value of each option	N/A	$0.28

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

10.	Share Capital - Continued

c)	Share Options - Continued

Details of share options outstanding as at April 30, 2014 are as follows:

	Exercise Price	Exercise Price	Number of
Expiry Date	(US$)	(CDN$)	options
September 19, 2015	1.0729	1.1793 *	1,115,000
October 24, 2015	0.9466	1.0405 *	200,000
December 5, 2015	0.9072	0.9972 *	125,000
March 20, 2016	2.1772	2.3932 *	1,950,000
April 1, 2016	1.0232		250,000
June 19, 2016	2.3429	2.5753 *	325,000
September 1, 2016	3.0134	3.3123 *	300,000
September 25, 2016	1.0000		750,000
January 5, 2017	2.6032	2.8614 *	525,000
February 13, 2017	2.5926		500,000
March 12, 2017	2.5319		250,000
March 23, 2017	2.5059		50,000
September 4, 2017	2.6013		360,000
December 12, 2017	2.6447		205,000
January 11, 2018	2.6273		70,000
January 31, 2018	2.4886		100,000
February 15, 2018	2.3585		500,000
June 2, 2018	3.3990		100,000
July 30, 2018	2.7921		175,000
January 30, 2019	0.7110		585,000
February 17, 2019	0.7110		910,000
October 15, 2019	2.3152		115,000
January 8, 2020	3.0695		60,000
January 25, 2021	1.8816		300,000
March 10, 2021	1.7689		750,000
March 8, 2022	1.0318		1,150,000
April 2, 2022	1.0058		100,000
June 21, 2022	0.7613		2,500,000
July 9, 2022	0.7240		125,000
July 11, 2022	0.8237		150,000
July 25, 2022	0.8671		50,000
January 7, 2023	0.7977		300,000
April 3, 2023	0.9972		100,000
October 2, 2023	0.8200		100,000
December 16, 2023	0.9800		2,100,000
January 9, 2024	0.9300		200,000
January 17, 2024	0.9800		1,139,000
Weighted average exercise price and total
number of options outstanding	1.4169		18,584,000

* For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at April 30, 2014 of 1.00 US$ = 1.0992 CDN$.

As at April 30, 2014 all share options had vested and were exercisable, with the exception of 2,720,833, which vest upon completion of specific targets (EIS – 160,000; Permits – 1,113,333; Construction – 662,500; Start of Commercial Production – 300,000; Other – 485,000).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

10.	Share Capital - Continued

d)	Restricted Shares and Restricted Share Units

Details of restricted shares and restricted share units are as follows:

	Three months ended	Year ended
	April 30,	January 31,
	2014	2014
	Number of	Number of
	restricted shares	restricted shares
	and units	and units
Outstanding - beginning of period	1,615,510	785,882
Granted	-	909,574
Vested	-	(91,353)
Anti-dilution quantity adjustment	-	11,407
Outstanding - end of period	1,615,510	1,615,510

During the year ended January 31, 2014, the Company granted 909,574 restricted share units to employees which vest upon start of construction or December 31, 2015, whichever comes earlier. The restricted share units had a fair value of $0.881 million which is being amortized over the vesting periods.

e)	Bonus Shares

Details of bonus shares are as follows:

	Three months ended		Year ended
	April 30, 2014		January 31, 2014
		Number		Number
	Number	Authorized	Number	Authorized
	Allocated	& Unissued	Allocated	& Unissued
Outstanding – beginning of period	3,540,000	3,640,000	3,140,000	3,640,000
Allocated	-	-	400,000	-
Outstanding – end of period	3,540,000	3,640,000	3,540,000	3,640,000

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. The Company has allocated 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest. At the Company’s Annual General Meeting of shareholders held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. Regulatory approval is required prior to issuance of these shares.

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance. During the three months ended April 30, 2014, the Company recorded $0.143 million amortization related to Milestone 4 bonus shares (April 30, 2013 – $0.182 million), which was capitalized to Mineral Property, Plant and Equipment.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

10.	Share Capital - Continued

f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Three months ended		Year ended
	April 30, 2014		January 31, 2014
		Weighted		Weighted
	Number of	Average	Number of	Average
	Purchase	Exercise	Purchase	Exercise
	Warrants	Price (US$)	Warrants	Price (US$)
Outstanding – beginning of period	8,168,602	1.35	7,083,333	1.56
Anti-dilution price adjustment	-	-	-	(0.21)
Anti-dilution quantity adjustment	-	-	1,085,269	-
Outstanding – end of period	8,168,602	1.35	8,168,602	1.35

11.	Finance Costs

Details of Finance Income and Costs are as follows:

	Three months ended April 30,
	2014	2013
Interest and financing costs, net	$(18)	$(9)
Accretion of environmental rehabilitation provision (Note 6)	428	373

Finance costs	$410	$364

12.	Supplemental Disclosure With Respect to Statements of Cash Flows

The Company entered into the following non-cash investing and financing activities:

	Three months ended April 30,
	2014	2013
Accounts payable and accrued liabilities change	$504	$(202)
Accretion and capitalized interest on debt	448	445
Share-based compensation (Note 10)	138	80
Milestone 4 Bonus Shares amortization (Note 10)	143	182
Shares issued for land options	$-	$25

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

13.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended April 30,
	2014	2013
Salaries and other short-term benefits	$382	$374
Other long-term benefits	15	15

Total	$397	$389

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over bid. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of his employment.

As a result of Glencore’s ownership of 28.6% of the Company it is also a related party. Transactions with Glencore are described in Notes 8 and 9.

14.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements:

a)

On October 31, 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

b)

As at April 30, 2014, the Company had firm commitments related to the environmental review process, land options, wetland credit intangibles, consultants, and rent of approximately $3.1 million with the majority due over the next year and the remainder due over seven years.

	c)	As at April 30, 2014, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

15.	Financial Instruments and Risk Management

The Company classifies its financial assets as fair value through profit or loss (“FVTPL”), available- for-sale, held to maturity, or loans and receivables. Financial liabilities are classified as either FVTPL, or other financial liabilities.

The carrying values of each classification of financial instrument at April 30, 2014 are:

					Other	Total
		Available	Loans and	Held to	financial	carrying
	FVTPL	for sale	receivables	Maturity	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$23,587	$-	$-	$23,587
Amounts receivable	-	-	115	-	-	115
Total financial assets	$-	$-	$23,702	$-	$-	$23,702

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$-	$2,233	$2,233
Convertible debt	-	-	-	-	32,333	32,333
Long term debt	-	-	-	-	4,358	4,358
Total financial liabilities	$-	$-	$-	$-	$38,924	$38,924

The carrying values of each classification of financial instrument at January 31, 2014 are:

					Other	Total
		Available	Loans and	Held to	financial	carrying
	FVTPL	for sale	receivables	Maturity	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$32,790	$-	$-	$32,790
Amounts receivable		-	1,420	-	-	1,420
Total financial assets	$-	$-	$34,210	$-	$-	$34,210

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$-	$3,806	$3,806
Convertible debt	-	-	-	-	31,967	31,967
Long term debt	-	-	-	-	4,276	4,276
Total financial liabilities	$-	$-	$-	$-	$40,049	$40,049

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 –	Inputs for the asset or liability that are not based on observable market data.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

15.	Financial Instruments and Risk Management - Continued

The fair values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of the Company's long term and convertible debt approximates the carrying amount at amortized cost using the effective interest method.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk. Reflecting the current stage of development of the Company’s NorthMet Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and cash equivalents, amounts receivable, or accounts payable and accrued liabilities will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and cash equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

The Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	April 30,	January 31,
	2014	2014
Cash and cash equivalents	$173	$77
Amounts receivables	12	12
Accounts payable and accrued liabilities	(76)	(8)
	$109	$81

Based on the above net exposures, as at April 30, 2014, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by approximately $10,900.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and short-term deposits. The Company has not hedged any of its interest rate risk. The Company currently capitalizes the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2014 and for the three months ended April 30, 2014
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

15.	Financial Instruments and Risk Management - Continued

The Company was exposed to interest rate risk through the following assets and liabilities:

	April 30,	January 31,
	2014	2014
Cash and cash equivalents	$23,587	$32,790
Convertible debt	$32,333	$31,967

Credit Risk

Credit risk arises on cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $23.702 million.

The Company’s cash and cash equivalents are primarily held through a large Canadian financial institution.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and cash equivalents.

Capital Management

The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and long term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Although the Company plans to have the resources to carry out its plans and operations through April 30, 2015, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is in discussions to arrange sufficient capital to meet these requirements. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.